
21001747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69793

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (Date) AND ENDING December 31, 2020 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elevate Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Brickell Ave
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name - *if individual, state last, first, middle name*)

2000 Banks Road, Suite 218 (Address) Margate (City) Florida (State) 33063 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gonzalo Lopez Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elevate Capital, LLC as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public State of Florida
Elicia M Eraso
My Commission HH 050210
Expires 10/04/2024

Signature

CEO

Title

Notary Public

February 10, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☑ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Elevate Capital, LLC
Table of Contents
December 31, 2020



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of **Elevate Capital, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Elevate Capital, LLC** as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Elevate Capital, LLC** as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Elevate Capital, LLC's** management. Our responsibility is to express an opinion on **Elevate Capital, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Elevate Capital, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Exemption from Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Exemption Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of **Elevate Capital, LLC's** financial statements. The supplemental information is the responsibility of **Elevate Capital, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and exemption report is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Elevate Capital, LLC's auditor since 2020.
Margate, Florida
February 8, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Elevate Capital, LLC
Statement of Financial Condition
December 31, 2020

ASSETS		
ASSETS:		
Cash and cash equivalents	$	29,212
Prepaid expenses		5,654
Other assets		915
TOTAL ASSETS	**$**	**35,781**

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	8,831
PPP loan		10,400
TOTAL LIABILITIES		19,231
MEMBER'S EQUITY:		
Member's Equity		16,550
TOTAL MEMBER'S EQUITY		16,550
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**35,781**

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Operations
For the Year Ended December 31, 2020

EXPENSES:		
Occupancy	$	10,221
Professional fees		52,521
Communications		1,822
Regulatory fees		2,485
Other operating expenses		2,154
TOTAL EXPENSES		69,203
NET LOSS	**$**	**(69,203)**

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

		Member's Equity
Balance January 1, 2020	$	10,753
Net loss		(69,203)
Contributions		75,000
Balance December 31, 2020	$	**16,550**

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (69,203)
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(4,327)
Decrease in other assets	55
Decrease in accounts payable and accrued expenses	(2,323)
TOTAL ADJUSTMENTS	(6,595)
NET CASH USED IN OPERATING ACTIVITIES	(75,798)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	75,000
PPP loan	10,400
NET CASH USED IN FINANCING ACTIVITIES	85,400
NET DECREASE IN CASH AND CASH EQUIVALENTS	9,602
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	19,610
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 29,212**

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

Elevate Capital, LLC (the "Company") is a Florida limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") approved on August 29, 2017. The Company is indirectly owned by Gonzalo Lopez Jordan. The Company's operations consist of Private Placement of securities, including securities issued as part of the U.S. Citizenship and Immigrations Services Immigrant Investor Program ("EB-5 Program").

The Company does not hold customer funds or securities and does not owe money or securities to customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows and Concentrations of Credit Risk

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. At December 31, 2020, the Company's cash balance did not exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2020 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Recognition

Revenues include placement agent fees for EB-5 related business as Private Placement Fees. The Company recognizes placement agent fee revenue at the point in time when capital is raised. Service provider income, the due diligence on data collection is recognized at the point in time when work is performed. For the year ended December 31, 2020, the Company generated no revenues.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivable from Customers

Receivables are carried at the original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2020, there were no receivables from customers and management determined that no allowance for doubtful accounts was needed.

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member. Tax years that remain subject to a U.S. Federal Income Tax examination are the current year and three preceding years as of December 31, 2020.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates. Other accounting standards that have been issued or proposed by FASB or other standards setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure of events that have occurred subsequent to December 31, 2020 through February 8, 2021, which is the date the financial statements were available to be issued and determined there are no subsequent events that occurred during such period that would require disclosure in this report or would be required to recognized in the financial statements as of December 31, 2020.

3. PREPAID EXPENSES

The Company may pay for services in advance that have not been used up or have not yet expired. As of December 31, 2020, the Company's prepaid expenses amounted to $5,654 on the accompanying statement of operations.

4. COMMITMENTS AND CONTINGENCIES

Office Space Service Agreement

The Company entered into a 12 month agreement for office space beginning September 1, 2017. The agreement was subsequently renewed on September 1, 2020 per the term of the agreement at a monthly rate of $852. For the year ended December 31, 2020, the total expense amounted to $10,221, inclusive of sales and additional services. The remaining commitment under this agreement is $6,816. The Company has elected to adopt an exemption from recognition and measurement requirements of FASB ASC-842 for short-term leases. No right-of-use asset or lease liability is recognized in the statement of financial condition for this lease.

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no matters as of December 31, 2020.

Risks and Uncertainties

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities. Such agreements, oftentimes, require a fee, as applicable to be paid to the Company and these fees are billed as and when services are performed, or a fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

In March 2020, the outbreak of COVID-19 (coronavirus) caused by a novel strain of the coronavirus was recognized as a pandemic by the World Health Organization, and the outbreak has become increasingly widespread in the United States, including in each of the areas in which the Company operates. While to date the Company has not been required to stop operating, management is evaluating its use of its office space, virtual meetings and the like. The Company continues to monitor the impact of the COVID-19 (coronavirus) outbreak closely. The extent to which the COVID-19 (coronavirus) outbreak will impact our operations, ability to obtain financing or future financial results is uncertain.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $9,981 which was $4,981 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.88 to 1 as of December 31, 2020. As of December 31, 2020, the Company did not include the PPP loan (see Note 6) amount as that is considered potentially forgivable and not included in the net capital computation as well as aggregate indebtedness.

6. PAYROLL PROTECTION PROGRAM LOAN

On May 7, 2020, the Company received a PPP loan in the amount of $10,400. The obligations under this note will bear interest at a rate of 1% per annum from the date the loan is funded until the date the note is paid in full or is forgiven. As of December 31, 2020, the Company has not applied for forgiveness. The Company anticipates the loan to be forgiven.

Supplemental Schedules

Elevate Capital, LLC
Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

CREDITS:	
Member's equity	$ 16,550
DEBITS:	
Prepaid expenses	5,654
Other assets	915
TOTAL DEBITS	6,569
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	9,981
NET CAPITAL	9,981
MINIMUM NET CAPITAL REQUIREMENT 6.67% OF AGGREGATE INDEBTEDNESS OF $589 OR $5,000, WHICHEVER IS GREATER	5,000
EXCESS NET CAPITAL	**$ 4,981**
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	8,831
TOTAL AGGREGATE INDEBTEDNESS	**$ 8,831**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.88 to 1**

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm report regarding supplementary information.

Elevate Capital, LLC

Schedule II- Statement on Exemption from the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company engages in other private placement activities for which they are considered a "non-covered firm" as they do not handle customer assets and therefore do not maintain a special account for the exclusive benefit of customers.

The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so for the year ended December 31, 2020, without exception.

Elevate Capital, LLC

Schedule III- Statement on Exemption Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company engages in other private placement activities for which they are considered a "non-covered firm" as they do not handle customer assets and therefore do not maintain a special account for the exclusive benefit of customers.

The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company it is in compliance with Rule 15c3-3 and has been so for the year ended December 31, 2020, without exception.



ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Member
of **Elevate Capital, LLC:**

We have reviewed management's statements, included in the accompanying **Elevate Capital, LLC**, in which (1) **Elevate Capital, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Elevate Capital, LLC** claimed it is a noncovered firm and (2) **Elevate Capital, LLC** stated that **Elevate Capital, LLC** met the identified exemption provisions throughout the most recent fiscal year without exception. **Elevate Capital, LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Elevate Capital, LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, FL
February 8, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com


ELEVATE CAPITAL

Elevate Capital, LLC

Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission

To the best of my knowledge and belief, Elevate Capital LLC, states the following:

The Company does not handle cash or securities on behalf of customers and, therefore, had no obligations under SEC Rule 15c3-3 throughout the year ending December 31, 2020. In addition, as a result of Elevate having no obligations under SEC Rule 15c3-3, it may file an Exemption report.

Elevate Capital, LLC

I, Gonzalo Lopez Jordan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

Date: February 8, 2021

1200 Brickell Ave. Suite 1950, Miami, FL 33131 • (305) 777-3573